Contact

www.linkedin.com/in/yochanan-marcellino-28a57a16 (LinkedIn)

Top Skills

Music Production
Social Media
Artist Management

Yochanan Marcellino

Founder, President, CEO, City of Peace Media, Inc.
Nashville Metropolitan Area

Experience

City of Peace Media, Inc.
Founder/President
January 1999 - Present (24 years 2 months)
Greater Nashville Area, TN

Education

Los Angeles Valley College
Business